April 4, 2025

Sean Hsieh
Chief Executive Officer of Concreit Inc.
CONCREIT FUND I LLC
1201 3rd Avenue, Suite 2200
Seattle, Washington 98101

        Re: CONCREIT FUND I LLC
            Amendment No. 4 to
            Offering Statement on Form 1-A
            Filed March 26, 2025
            File No. 024-12457
Dear Sean Hsieh:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2025 letter.

Amendment No. 4 to Offering Statement on Form 1-A
Bonus Program, page 66

1. We note your response to comment 7. Please revise your disclosure to reflect your response.
Statements of Members' Equity, page F-19

2. Please amend your offering circular to include Statements of Members' Equity within your audited financial statements. Please refer to Item 8-02 of Regulation S-X.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related
 April 4, 2025
Page 2

matters. Please contact David Link at 202-551-3356 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Saher Hamideh, Esq.